# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PHX MINERALS INC., CIK 0000315131
CUSIP: 698477106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1320 SOUTH UNIVERSITY DRIVE, SUITE 720, FORT WORTH, Texas (TX), 76107
Date of event which requires filing of this statement: 05/22/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001666682
Persons authorized to receive notices and communications: Jonathan Brolin, Edenbrook Capital, LLC, 116 Radio Circle, Mount Kisco, New York (NY), 10549, 914-239-3117

## Reporting persons
- Edenbrook Capital, LLC (CIK 0001666682): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,200,856; sole dispositive power 0; shared dispositive power 1,200,856; aggregate amount beneficially owned 1,200,856 (3.2% of the class)
- Brolin Jonathan (CIK 0001712127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,200,856; sole dispositive power 0; shared dispositive power 1,200,856; aggregate amount beneficially owned 1,200,856 (3.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PHX MINERALS INC.
Address of issuer's principal executive offices: 1320 SOUTH UNIVERSITY DRIVE, SUITE 720, FORT WORTH, Texas (TX), 76107
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the original filed with the SEC on November 14, 2024 ("Schedule 13D"), with respect to the common stock, $0.01666 par value ("Common Stock") of PHX Minerals Inc. (the "Issuer"). Capitalized terms used herein and otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3 and 5 as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares reported represent 1,200,856 shares of the Common Stock of the Issuer. The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $3,484,000. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,200,856 shares of Common Stock, constituting 3.2% of the shares of Common Stock, based upon 37,922,368 shares of Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on form 10-Q filed by the Issuer on May 8, 2025
Number of shares as to which each person has sole or shared power to vote or dispose: Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 1,200,856 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares; have the shared power to dispose or direct the disposition of 1,200,856 shares.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the securities of the Issuer the last 60 days are set forth in Schedule A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Schedule A

## Signatures
- Edenbrook Capital, LLC: Jonathan Brolin, Managing Member (05/27/2025)
- Brolin Jonathan: Jonathan Brolin, Managing Member (05/27/2025)